FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

The Securities and Exchange Act of 1934

For the date of June 10, 2005

SIGNET GROUP plc

(Translation of registrant’s name into English)

Zenith House

The Hyde

London NW9 6EW

England

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ☒                                         Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                                 No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIGNET GROUP plc

Date: June 10, 2005	By:	/s/ WALKER BOYD
	Name:	Walker Boyd
	Title:	Group Finance Director

Embargoed until 7.30 a.m. (BST)

Signet Group plc (LSE: SIG, NYSE: SIG)

10 June 2005

10% INCREASE IN SIGNET’S 1ST QUARTER EARNINGS

Signet Group plc (LSE: SIG and NYSE: SIG), the world’s largest speciality retail jeweller, today announces its first quarter results for the 13 week period from 30 January to 30 April 2005. These results are reported under International Financial Reporting Standards (‘IFRS’), see note 8 for details.

Group

Group profit before tax was £27.9 million (Q1 2004/05: £26.1 million), up by 9.4% at constant exchange rates (see note 7 for reconciliation). On a reported basis the increase was 6.9% reflecting a weakening of the average US dollar rate to £1/$1.89 from £1/$1.84 in the comparable period last year. Like for like sales rose by 3.3%. Total sales were £369.2 million (Q1 2004/05: £351.9 million), up by 7.0% at constant exchange rates and by 4.9% on a reported basis.

Operating profit at £29.5 million (Q1 2004/05: £28.2 million) increased by 7.3% at constant exchange rates and by 4.6% on a reported basis. Operating margin was unchanged at 8.0%, while gross margin was up slightly compared to the same quarter last year. The tax rate was 34.4% (Q1 2004/05: 36.4%). Earnings per share rose by 10.0% to 1.1p (Q1 2004/05: 1.0p).

United States (circa 70% of Group annual sales)

Operating profit at £31.4 million (Q1 2004/05: £27.1 million) was up by 18.9% at constant exchange rates and by 15.9% on a reported basis. The operating margin increased to 11.3% (Q1 2004/05: 10.6%), principally due to operating leverage from the increase in like for like sales.

Like for like sales rose by 7.1%, although up against particularly strong prior year comparatives. Total sales increased by 11.6% at constant exchange rates and by 8.6% on a reported basis to £277.9 million (Q1 2004/05: £255.8 million). Gross margin was broadly in line with the first quarter in 2004/05. This reflected anticipated mix changes and commodity cost increases offset by a range of management initiatives, including selective action on selling prices. The bad debt ratio was comparable to the first quarter of last year.

United Kingdom (circa 30% of Group annual sales)

As previously indicated, the period saw a marked deterioration in the general retail environment. Consequently like for like sales fell by 6.2% resulting in an operating loss of £0.4 million (Q1 2004/05: profit £2.6 million). Total sales were £91.3 million (Q1 2004/05: £96.1 million) and gross margin showed an increase. H.Samuel’s like for like sales were down 6.4% and those of Ernest Jones down 6.0%. Both chains saw a further increase of diamonds in the sales mix.

Group Costs, Financing Costs and Net Debt

Group costs were unchanged at £1.5 million. Financing costs were £1.6 million (Q1 2004/05: £2.1 million). Net debt at 30 April 2005 was £76.0 million (1 May 2004: £68.2 million).

Comment

Terry Burman, Group Chief Executive, commented: “We are very pleased with the increase in Group earnings of 10% given the present challenging trading conditions in the UK. This underlines the benefit of operating on both sides of the Atlantic with a 70% US / 30% UK sales mix.

The general retail environment in the UK remained very difficult throughout the quarter. The trading pattern was similar in both H.Samuel and Ernest Jones. We are continuing to adhere to our proven strategy, although we will ensure that costs, gross margins and cash flow remain tightly managed.

The US business performed strongly throughout the period with like for like sales up by 7.1%. Operating profit increased 18.9% at constant exchange rates. The division again out-performed its main competition and gained further market share. Kay continued to build on its position as the leading US speciality retail jewellery brand. Jared, our off-mall destination chain had a particularly strong quarter.”

Enquiries:

Terry Burman, Group Chief Executive	+44 (0) 20 7399 9520
Walker Boyd, Group Finance Director	+44 (0) 20 7399 9520
Mike Smith, Brunswick	+44 (0) 20 7404 5959
Pamela Small, Brunswick	+44 (0) 20 7404 5959

A conference call for all interested parties will take place today at 2.00 p.m. BST.

European dial-in:	+44 (0) 20 7365 1850
European 48 hr replay:	+44 (0) 20 7784 1024	Access code: 4956717#

US dial-in:	+1 718 354 1172
US 48 hr replay:	+1 718 354 1112	Access code: 4956717#

The Annual General Meeting will take place at 11.00 a.m. today. The second quarter sales performance for the 13 weeks ending 30 July 2005 is expected to be announced on Thursday 4 August 2005.

Signet operated 1,769 speciality retail jewellery stores at 30 April 2005; these included 1,170 stores in the US, where the Group trades as “Kay Jewelers”, “Jared The Galleria Of Jewelry” and under a number of regional names. At that date Signet operated 599 stores in the UK, where the Group trades as “H.Samuel”, “Ernest Jones” and “Leslie Davis”. Further information on Signet is available at www.signetgroupplc.com.

This release includes statements which are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements, based upon management’s beliefs as well as on assumptions made by and data currently available to management, appear in a number of places throughout this release and include statements regarding, among other things, our results of operation, financial condition, liquidity, prospects, growth, strategies and the industry in which the Group operates. Our use of the words “expects,” “intends,” “anticipates,” “estimates,” “may,” “forecast,” “objective,” “plan” or “target,” and other similar expressions are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of risks and uncertainties, including but not limited to general economic conditions, the merchandising, pricing and inventory policies followed by the Group, the reputation of the Group, the level of competition in the jewellery sector, the price and availability of diamonds, gold and other precious metals, seasonality of the Group’s business and financial market risk.

For a discussion of these and other risks and uncertainties which could cause actual results to differ materially, see the “Risk and Other Factors” section of the Company’s 2004/05 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on May 3, 2005 and other filings made by the Company with the Commission. Actual results may differ materially from those anticipated in such forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein may not be realised. The Company undertakes no obligation to update or revise any forward-looking statements to reflect subsequent events or circumstances.

SIGNET GROUP plc

Unaudited interim consolidated income statement

for the 13 weeks ended 30 April 2005

		13 weeks ended 30 April 2005	13 weeks ended 1 May 2004	52 weeks ended 29 January 2005
	Notes	£m	£m	£m
Sales	2,7	369.2	351.9	1,615.5
Cost of sales		(333.0)	(316.2)	(1,371.8)

Gross profit		36.2	35.7	243.7

Administrative expenses		(18.4)	(17.3)	(69.8)
Other operating income		11.7	9.8	38.6

Operating profit	2,7	29.5	28.2	212.5

Financing costs	3	(1.6)	(2.1)	(8.6)

Profit before tax	7	27.9	26.1	203.9

Taxation	4	(9.6)	(9.5)	(69.1)

Profit for the financial period		18.3	16.6	134.8

Earnings per share
- basic	6	1.1p	1.0p	7.8p
- diluted		1.1p	1.0p	7.8p

All of the above relates to continuing activities.

Unaudited consolidated balance sheet

at 30 April 2005

	30 April 2005	1 May 2004	29 January 2005
	£m	£m	£m
Assets
Non-current assets
Intangible assets	17.1	18.7	17.4
Property, plant and equipment	227.5	209.3	225.2
Other receivables	12.8	11.6	11.6
Retirement benefit asset	—	1.7	—
Deferred tax assets	12.4	34.7	12.4

	269.8	276.0	266.6

Current assets
Inventories	601.9	573.7	577.9
Trade and other receivables	329.1	305.3	359.4
Cash and cash equivalents	80.9	113.5	102.4

	1,011.9	992.5	1,039.7

Total assets	1,281.7	1,268.5	1,306.3

Liabilities
Current liabilities
Short-term borrowings	(25.4)	(29.7)	(53.1)
Trade and other payables	(170.6)	(180.3)	(161.3)
Deferred income	(48.4)	(47.7)	(55.5)
Current tax	(29.0)	(47.2)	(43.8)

	(273.4)	(304.9)	(313.7)

Non-current liabilities
Bank loans	(131.4)	(150.3)	(132.8)
Trade and other payables	(13.3)	(11.7)	(12.3)
Deferred income	(73.3)	(67.1)	(70.6)
Provisions	(5.7)	(6.3)	(5.8)
Retirement benefit obligation	(1.9)	—	(1.9)

	(225.6)	(235.4)	(223.4)

Total liabilities	(499.0)	(540.3)	(537.1)

Net assets	782.7	728.2	769.2

Equity
Capital and reserves attributable to equity shareholders
Called up share capital	8.7	8.7	8.7
Share premium	68.3	62.5	68.0
Other reserves	156.7	130.1	152.3
Retained earnings	549.0	526.9	540.2

Total equity	782.7	728.2	769.2

Unaudited consolidated statement of recognised income and expense for the 13 weeks ended 30 April 2005

	13 weeks ended 30 April 2005	13 weeks ended 1 May 2004	52 weeks ended 29 January 2005
	£m	£m	£m
Profit for the financial period	18.3	16.6	134.8
Translation differences	(8.8)	25.9	(32.6)
Losses on cash flow hedges	(1.7)	—	—
Actuarial loss on retirement benefit scheme	—	—	(3.9)

Total recognised income and expense for the period	7.8	42.5	98.3

Unaudited changes in total equity

for the 13 weeks ended 30 April 2005

	Share capital	Share premium	Revaluation reserve	Special reserves	Reserve for own shares	Retained earnings	Total
	£m	£m	£m	£m	£m	£m	£m
Balance at 29 January 2005	8.7	68.0	4.3	155.9	(7.9)	540.2	769.2
Recognised income and expense:
- Profit for the financial period	—	—	—	—	—	18.3	18.3
- Losses on cash flow hedges	—	—	—	—	—	(1.7)	(1.7)
- Translation differences	—	—	—	3.7	—	(8.8)	(5.1)
Equity-settled transactions – net of tax	—	—	—	—	—	1.0	1.0
Share options exercised	—	0.3	—	—	0.7	—	1.0

Balance at 30 April 2005	8.7	68.3	4.3	159.6	(7.2)	549.0	782.7

Unaudited changes in total equity

for the 13 weeks ended 1 May 2004

	Share capital	Share premium	Revaluation reserve	Special reserves	Reserve for own shares	Retained earnings	Total
	£m	£m	£m	£m	£m	£m	£m
Balance at 31 January 2004	8.6	60.7	3.1	142.2	—	483.2	697.8
Recognised income and expense:
- Profit for the financial period	—	—	—	—	—	16.6	16.6
- Translation differences	—	—	—	(10.4)	—	25.9	15.5
Equity-settled transactions – net of tax	—	—	—	—	—	1.2	1.2
Share options exercised	0.1	1.8	—	—	—	—	1.9
Purchase of own shares(1)	—	—	—	—	(4.8)	—	(4.8)

Balance at 1 May 2004	8.7	62.5	3.1	131.8	(4.8)	526.9	728.2

(1)	Shares purchased to satisfy the exercise of share options granted to employees of Signet Group plc and its subsidiaries.

Unaudited consolidated cash flow statement

for the 13 weeks ended 30 April 2005

	13 weeks ended 30 April 2005	13 weeks ended 1 May 2004	52 weeks ended 29 January 2005
	£m	£m	£m
Cash flows from operating activities:
Profit before tax	27.9	26.1	203.9
Depreciation charges	10.1	8.9	41.3
Financing costs	1.6	2.1	8.6
Increase in inventories	(28.7)	(20.8)	(52.3)
Decrease/(increase) in trade and other receivables	24.6	28.6	(44.5)
Increase in payables and deferred income	8.4	3.5	16.5
Other non-cash movements	(0.1)	1.1	(0.9)

Cash generated from operations	43.8	49.5	172.6
Interest paid	(2.6)	(3.2)	(11.6)
Taxation paid	(23.1)	(16.7)	(56.5)

Net cash from operating activities	18.1	29.6	104.5

Investing activities:
Interest received	1.0	0.8	1.8
Proceeds from sale of plant and equipment	—	—	0.2
Purchase of plant and equipment	(13.8)	(13.0)	(70.5)

Cash flows from investing activities	(12.8)	(12.2)	(68.5)

Financing activities:
Proceeds from issue of share capital	0.3	1.8	7.3
Purchase of own shares	—	(4.8)	(9.5)
Repayment of borrowings	(2.3)	(0.8)	(8.1)
Dividends paid	—	—	(43.8)

Cash flows from financing activities	(2.0)	(3.8)	(54.1)

Reconciliation of movement in cash and cash equivalents:
Net increase/(decrease) in cash and cash equivalents	3.3	13.6	(18.1)
Opening cash and cash equivalents	59.6	76.9	76.9
Translation difference	0.4	1.7	0.8

Closing cash and cash equivalents	63.3	92.2	59.6

Reconciliation of cash flows to movement in net debt:(1)
Change in net debt resulting from cash flows	5.6	14.4	(10.0)
Translation difference	1.9	(2.7)	6.4

Movement in net debt in the period	7.5	11.7	(3.6)
Opening net debt	(83.5)	(79.9)	(79.9)

Closing net debt	(76.0)	(68.2)	(83.5)

(1)	Net debt represents cash and cash equivalents, short-term borrowings and bank loans.

Notes to the unaudited interim financial results

for the 13 weeks ended 30 April 2005

1.	Basis of preparation

These interim financial statements have been prepared on the basis of International Accounting Standards and International Financial Reporting Standards (collectively “IFRS”) expected to be endorsed by the European Union (“EU”) and available for use by European companies for accounting periods beginning on or after 1 January 2005. IFRS is subject to review and possible amendment or interpretive guidance and therefore subject to change. Details of the accounting policies applied are set out in the Group’s Annual Report and Accounts for the year ended 29 January 2005, as amended for the adoption of IFRS, details of which are given in Note 8 below. These policies assume that the amendments to IAS 19 ‘Employee Benefits’, allowing actuarial gains and losses to be recognised in full through reserves, will be endorsed by the EU.

These interim financial statements are unaudited and do not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. The comparative figures for the 52 weeks ended 29 January 2005 are not the Company’s statutory accounts for that period. Those accounts, which were prepared under UK GAAP, have been reported on by the Company’s auditors and will be delivered to the Registrar of Companies following the Company’s Annual General Meeting. The report of the auditors was unqualified and did not contain a statement under Section 237(2) or Section 237(3) of the Companies Act 1985.

2.	Segment information

	13 weeks ended 30 April 2005	13 weeks ended 1 May 2004	52 weeks ended 29 January 2005
	£m	£m	£m
Sales by origin and destination
UK, Channel Islands & Republic of Ireland	91.3	96.1	507.7
US	277.9	255.8	1,107.8

	369.2	351.9	1,615.5

Operating profit/(loss)
UK, Channel Islands & Republic of Ireland
- Trading	(0.4)	2.6	76.9
- Group central costs	(1.5)	(1.5)	(6.8)

	(1.9)	1.1	70.1
US	31.4	27.1	142.4

	29.5	28.2	212.5

The Group’s results derive from one business segment – the retailing of jewellery, watches and gifts.

3.	Financing costs

	13 weeks ended 30 April 2005	13 weeks ended 1 May 2004	52 weeks ended 29 January 2005
	£m	£m	£m
Interest payable	(2.6)	(3.2)	(11.6)
Pensions financing credit	—	0.3	1.2
Interest receivable	1.0	0.8	1.8

	(1.6)	(2.1)	(8.6)

Notes to the unaudited interim financial results

for the 13 weeks ended 30 April 2005

4.	Taxation

The net taxation charge in the profit and loss account for the 13 weeks to 30 April 2005 has been based on the anticipated effective taxation rate for the 52 weeks ending 28 January 2006.

5.	Translation differences

The exchange rates used for the translation of US dollar transactions and balances in these interim statements are as follows:

	30 April 2005	1 May 2004	29 January 2005
Profit and loss account (average rate)	1.89	1.84	1.86
Balance sheet (closing rate)	1.91	1.77	1.89

The effect of restating the balance sheet at 1 May 2004 to the exchange rates ruling at 30 April 2005 would be to decrease net debt by £6.8 million to £61.4 million. Restating the profit and loss account would decrease the pre-tax profit for the 13 weeks ended 1 May 2004 by £0.6 million to £25.5 million.

6.	Earnings per share

	13 weeks ended 30 April 2005	13 weeks ended 1 May 2004	52 weeks ended 29 January 2005
	£m	£m	£m
Profit attributable to shareholders	18.3	16.6	134.8

Weighted average number of shares in issue (million)	1,735.9	1,727.6	1,731.6
Dilutive effect of share options (million)	6.4	14.1	6.0

Diluted weighted average number of shares (million)	1,742.3	1,741.7	1,737.6

Earnings per share
– basic	1.1p	1.0p	7.8p
– diluted	1.1p	1.0p	7.8p

The number of shares in issue at 30 April 2005 was 1,736,181,823 (1 May 2004: 1,730,211,626 shares, 29 January 2005: 1,735,615,152 shares).

Notes to the unaudited interim financial results

for the 13 weeks ended 30 April 2005

7.	Impact of constant exchange rates

The Group has historically used constant exchange rates to compare period-to-period changes in certain financial data. This is referred to as ‘at constant exchange rates’ throughout this release. The Group considers this a useful measure for analysing and explaining changes and trends in the Group’s results. The impact of the re-calculation of sales, operating profit, profit before tax and net debt at constant exchange rates, including a reconciliation to the Group’s GAAP results, is analysed below.

13 weeks ended 30 April 2005	13 weeks ended 30 April 2005	13 weeks ended 1 May 2004	Growth at actual exchange rates	Impact of exchange rate movement	At constant exchange rates (non-GAAP)	Growth at constant exchange rates (non-GAAP)
	£m	£m	%	£m	£m	%
Sales by origin and destination
UK, Channel Islands & Republic of Ireland	91.3	96.1	-5.0%	—	96.1	-5.0%
US	277.9	255.8	8.6%	(6.8)	249.0	11.6%

	369.2	351.9	4.9%	(6.8)	345.1	7.0%

Operating profit/(loss)
UK, Channel Islands & Republic of Ireland
- Trading	(0.4)	2.6	n/a	—	2.6	n/a
- Group central costs	(1.5)	(1.5)	—	—	(1.5)	—

	(1.9)	1.1	n/a	—	1.1	n/a
US	31.4	27.1	15.9%	(0.7)	26.4	18.9%

	29.5	28.2	4.6%	(0.7)	27.5	7.3%

Profit before tax	27.9	26.1	6.9%	(0.6)	25.5	9.4%

At 30 April 2005	30 April 2005	1 May 2004 as reported	Impact of exchange rate movement	At constant exchange rates (non-GAAP)
	£m	£m	£m	£m
Net debt	(76.0)	(68.2)	6.8	(61.4)

8.	Adoption of IFRS

(i) Revised accounting policies adopted

For financial years commencing on or after 1 January 2005 the Group is required to report in accordance with IFRS as adopted by the EU. The Group will therefore now prepare its results under IFRS, commencing with the 13 weeks to 30 April 2005. This announcement contains comparative information for the 13 weeks ended 1 May 2004 and for the 52 weeks ended 29 January 2005 that has been prepared under IFRS. IFRS is subject to review and possible amendment or interpretive guidance and therefore subject to change. Revised accounting policies adopted as a result of the application of IFRS are given below. All other accounting policies applied are consistent with those disclosed in the Annual Report & Accounts for the 52 weeks ended 29 January 2005.

These changes have no impact on the Group’s historical or future cash flows or the timing of cash received and paid.

The rules for the first time adoption of IFRS are set out in IFRS 1 “First-time Adoption of International Reporting Standards”. In general, a company is required to determine its IFRS accounting policies and apply these retrospectively to determine its opening balance sheet under IFRS. A number of exceptions from retrospective application are allowed to assist companies as they move to reporting under IFRS. Where the Group has taken advantage of the exemptions they are noted below.

Notes to the unaudited interim financial results

for the 13 weeks ended 30 April 2005

8.	Adoption of IFRS (continued)

IFRS 2 Share-based Payments

In accordance with IFRS 2, the Group recognises a charge to income in respect of the fair value of outstanding employee share options. The fair value is calculated using the binomial valuation model and charged to income over the relevant option vesting period. The optional transitional arrangements, which allow companies to apply IFRS 2 fully retrospectively to all options granted but not fully vested at the relevant reporting date, have been used.

IFRS 3 Business Combinations

Goodwill is carried at cost with impairment reviews performed annually and when there are indications that the carrying value may not be recoverable. Under the transitional arrangements the Group applies IFRS 3 prospectively from the transition date. As a result, all prior business combination accounting is frozen at the transition date of 31 January 2004, and the value of goodwill is also frozen at that date.

IAS 10 Proposed Dividend

Dividends are not accrued for until approved.

IAS 17 Leasing

Where operating leases include clauses in respect of predetermined rent increases, those rents are charged to the income statement on a straight line basis over the lease term. Furthermore, any construction period or other rental holidays are included in the determination of the straight-line expense period. Inducements to enter into a lease are recognised over the lease term.

IAS 18 Revenue Recognition

Revenue is only recognised when all significant risks of ownership have been transferred to the buyer. Provisions for returned goods are recognised in net assets with movements in these provisions recognised in the income statement.

IAS 32 and 39 Financial Instruments

The Group has taken the exemption not to restate comparatives for IAS 32 ‘Financial Instruments: Disclosure and Presentation’ and IAS 39 ‘Financial Instruments: Recognition and Measurement’. As a result, the comparative information in this announcement for the 13 weeks ended 1 May 2004 and for the 52 weeks ended 29 January 2005 is presented on the previously existing UK GAAP basis. The Group applies the hedge accounting provisions of IAS 39 as they relate to forward currency and commodity contracts to the extent practically and economically appropriate in order to minimise future volatility arising from its implementation.

IAS 38 Intangible Assets

Computer software that is not an integral part of the related hardware is classified as an intangible asset and is stated at cost less accumulated depreciation. Depreciation is charged on a straight line basis over periods from three to five years.

(ii) Reconciliation of IFRS to UK GAAP

Estimated effect on profit before tax of differences between IFRS and UK GAAP

	13 weeks ended 1 May 2004	52 weeks ended 29 January 2005
	£m	£m
Profit before tax as previously reported under UK GAAP	28.1	210.3
US extended service agreements: restated in 2004/05(1)	(1.6)	—

Profit before tax restated under UK GAAP	26.5	210.3

IFRS adjustments:
Share-based payments	(0.9)	(3.9)
Goodwill amortisation	0.3	1.0
Leases	(0.9)	(3.5)
Movement in returns provision	1.1	—

Profit before tax in accordance with IFRS	26.1	203.9

Taxation:
Taxation as previously reported under UK GAAP	(9.7)	(69.1)
US extended service agreements: restated in 2004/05(1)	0.6	—
Tax effect of IFRS adjustments	(0.4)	—

	(9.5)	(69.1)

Profit for the financial period in accordance with IFRS	16.6	134.8

(1)	Following adoption of the amendment to FRS 5, ‘Application Note G – Revenue Recognition’ for the 52 weeks ended 29 January 2005.

Notes to the unaudited interim financial results

for the 13 weeks ended 30 April 2005

8. Adoption of IFRS (continued)

Estimated cumulative effect on total equity of differences between IFRS and UK GAAP

	1 May 2004	29 January 2005	31 January 2004
	£m	£m	£m
Total equity previously reported under UK GAAP	760.1	739.1	674.9
US extended service agreements: restated in 2004/05(1)	(55.2)	—	—

Total equity restated under UK GAAP	704.9	739.1	674.9
IFRS adjustments:
Share-based payments	—	—	—
Goodwill amortisation	0.3	1.0	—
Leases	(15.8)	(17.9)	(14.9)
Revenue recognition	(4.9)	(6.0)	(6.0)
Deferred taxation	6.4	7.5	6.5
Dividend recognition	37.3	45.5	37.3

Total equity in accordance with IFRS	728.2	769.2	697.8

(1)	Following adoption of the amendment to FRS 5, ‘Application Note G – Revenue Recognition’ for the 52 weeks ended 29 January 2005.

9. Reconciliation of IFRS to US GAAP

Whilst the Group is not required to prepare a US GAAP reconciliation on a quarterly basis, it has historically provided such a reconciliation for the convenience of shareholders and potential investors. As part of the transition to IFRS, the Group will provide IFRS to UK GAAP reconciliations for interim reporting during 2005 but does not expect to provide an IFRS to US GAAP reconciliation. The Group will provide an IFRS to US GAAP reconciliation in its financial statements for the year ended 28 January 2006 as part of its Annual Report on Form 20-F.